



05006574

82-34812

SUPPL

March 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

(For) Corey C. Ruttan
Director of Corporate Finance and Investor Relations

dlw 3/21



NEWS RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

PETROBANK ANNOUNCES $24 MILLION WHITESANDS FINANCING AND COMMENCEMENT OF CONSTRUCTION

Calgary, Alberta – March 4, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") today announced that it has entered into an agreement with Richardson Capital Limited, acting on behalf of the RFG Private Equity Funds, (the "Investor") in respect of an investment in Petrobank and its wholly owned subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS"). The Investor will acquire a 16% interest in WHITESANDS for $14 million and will also acquire 3,000,000 common shares of Petrobank at a price of $3.25 per share for aggregate proceeds of $23.75 million. After this transaction, Petrobank will retain an 84% interest in WHITESANDS and 100% of all international THAI™ development opportunities.

John Wright, Chief Executive Officer of Petrobank, commented "Richardson Capital Limited has a well known track record of making successful investments in early stage oil sands companies. We are delighted to have them as an investor in both Petrobank and WHITESANDS. We hope to leverage their financial depth and our technical and operational strengths to launch THAI™ into the Canadian oil sands."

Completion of these transactions is subject to certain conditions including: finalization of due diligence by March 11, 2005; entering into definitive agreements by March 15, 2005; and TSX approval. Closing is anticipated to occur on April 6, 2005. TD Securities Inc. and Tristone Capital Inc. acted as agents on these transactions.

WHITESANDS Operational Update

WHITESANDS owns 45 sections (28,800 acres) of oil sands leases in the Christina Lake region of Alberta and is implementing the WHITESANDS project which will be the first field scale test of the patented THAI™ (Toe-to-Heel-Air-Injection) *in-situ* heavy oil recovery process. THAI™ is a revolutionary combustion technology for the *in-situ* recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ has many potential benefits over other *in-situ* recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These indicated benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. Petrobank owns the intellectual property rights to the THAI™ and related CAPRI™ technologies.

Field activities at our WHITESANDS - THAI™ project have now commenced. In December 2004 we drilled 6 vertical stratigraphic wells on the pilot site and civil work is essentially complete. The results from these 6 wells strongly reinforced the resource assessment completed earlier in 2004 by Fekete Associates, which estimated an in-place bitumen resource of 1.3 billion barrels. Today, we expect to spud the first of 3 exploration wells over the central portion of our leases to further high-grade the resource potential on our lands. In mid-March, we plan to commence drilling the pilot's 3

horizontal production wells, 3 vertical air injection wells and 3 observation wells, with full facility construction to follow this summer. The targeted start-up date for the pilot is on schedule for the fourth quarter of 2005.

"WHITESANDS has received all required regulatory approvals and engineering work is complete. The project has year round access and utilizes conventional oilfield design and materials. Full-scale construction of the pilot has commenced and we expect initial results by year-end 2005. The WHITESANDS pilot project represents the first step in the development of THAI™ which has the potential to revolutionize the Canadian *in-situ* oil sands and global heavy oil recovery businesses," said Chris J. Bloomer, President and CEO, WHITESANDS Insitu Ltd.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A